Autonomous City of Buenos Aires, February 25, 2025

To the
Comisión Nacional de Valores
(National Securities Commission)

Ref.: Material Event

Dear Sirs,
We are writing to you, to inform that we have entered in an agreement with Banco Santander S.A. ("Santander") for the implementation of a joint venture (the "Joint Venture"). The purpose of this Joint Venture is to drive the growth and expansion of Nera, a business currently operated by Agri Tech Investments Argentina S.A.U. ("Nera Argentina"), Nera Paraguay S.A., and Nera Uruguay S.A. (collectively, the "JV Companies"), which were previously 100% controlled by Grupo Financiero Galicia S.A. (“Grupo Financiero Galicia”).
As part of the transaction, Santander will make an investment in exchange for the 50% (fifty percent) of the political and economic control of the Joint Venture.
Within the framework of this transaction, Grupo Financiero Galicia and Santander have agreed to establish a holding company in the Kingdom of Spain, which will serve as the controlling entity of the JV Companies. Grupo Financiero Galicia and Santander will each hold a 50% (fifty percent) stake in this entity.
Yours faithfully,

A. Enrique Pedemonte
Attorney in fact
Grupo Financiero Galicia S.A.
This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.